Bachoco Announces Antidumping Investigation Progress

•	The Mexican Ministry of Economy issues preliminary ruling on anti-dumping process regarding chicken leg quarters imported to Mexico from the United States

Celaya, Guanajuato, Mexico – January 23, 2012 - Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry and other food products, announced today that on July 2, 2010, Bachoco, S.A. de C.V. (main subsidiary of Industrias Bachoco, S.A.B. de C.V.), Productos Agropecuarios de Tehuacan, S.A. de C.V. (“Patsa”) and Buenaventura Grupo Pecuario, S.A. de C.V. (“Buenaventura”), appeared before the Mexican Ministry of Economy (“Ministry”) to apply for the initiation of an antidumping investigation regarding unfair practices in the form of price discrimination of chicken leg quarters imported to Mexico from the United States.

On January 19, 2012, the Ministry, through the Official Journal, announced a preliminary determination regarding the antidumping investigation. The resolution established these main points:

a)	There are dumping conditions on chicken leg quarters imported from the United States, including margins ranging from 62.90% to 129.77%.

b)	These practices damaged the domestic poultry industry.

c)	The Ministry possesses all elements for establishing anti-dumping duties, but did not proceed as the interested parties expressed the will to reach an agreement.

d)	The antidumping practices investigation process with regards to chicken leg quarters price discrimination will continue.

e)
The Ministry agreed to establish a 30 business day period for the interested parties to provide additional arguments or elements deemed relevant to the investigation. This term started the day after the resolution was issued.

Together, Bachoco, Patsa and Buenaventura, will continue working to protect the Mexican poultry industry, as it is a source of important investments and is responsible for generating a significant number of jobs in Mexico. These three companies continue to provide poultry products to the Mexican population, an important and affordable source of protein, as well as seeking terms for access of Mexican chicken products to the United States, creating true commercial interactions within the NAFTA region.

Company Description:
Industrias Bachoco is the leader of the Mexican poultry industry and an important player in Mexico’s food industry. Bachoco’s sales include chicken, table eggs, balanced feed, turkey, beef and swine. Founded in 1952, Bachoco is headquartered in Celaya, in the state of Guanajuato. Bachoco operates more than 800 facilities, organized in 9 complexes in Mexico and one Complex in the U.S., as well as a growing export business. Bachoco trades on both the Mexican and New York Stock Exchanges since 1997. The Company reported approximately $2 billion dollars in sales in 2010.

Disclaimer:
The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.